FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2005

                                 DRYSHIPS, INC.

                               80 Kifissias Avenue
                        Amaroussion 15125, Athens Greece
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover
                            Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by DryShips, Inc. on November 14, 2005.

Exhibit 1
---------

DryShips Inc. Reports Third Quarter and Nine-Month 2005 Results


November 14, 2005 ATHENS, Greece - DryShips Inc. (Nasdaq: DRYS), announced today its results (unaudited) for the three month and nine month periods ended September 30, 2005.

Net revenues for the third quarter of 2005 were $57.29 million compared to $13.99 million for the third quarter of 2004. Operating Income for the third quarter of 2005 was $28.78 million compared to $10.31 million for the third quarter of 2004. Net income for the third quarter 2005 was $22.85 million compared to $9.82 million for the third quarter of 2004. Basic earnings per share, based on average number shares outstanding, was $0.75 for the third quarter 2005. The results of the third quarter 2005 include one time delivery expenses of $ 1.6 million or $ 0.05 per share. Without this charge EPS for the third quarter would have been $ 0.80.


Net revenues for the nine month period ended September 30, 2005 were $156.11 million compared to $46.77 million for the nine month period ended September 30, 2004. Operating income was $97.69 million compared to $34.18 million for the nine month period ended September 30, 2004. Net income for the nine month period ended September 30, 2005 was $85.29 million compared to $33.05 million for the nine month period ended September 30, 2004. Basic earnings per share, based on average number shares outstanding, was $3.03 for the nine month period ended September 30,2005.

The following are DryShips Inc. Condensed Income Statements for the three month period and the nine month period ended September 30, 2004 and 2005.

(Dollars in thousands, except per share              For the Three Months Ended            For the Nine Months Ended
data and Average Daily Results - unaudited)           Sept. 30, 2005  Sept. 30, 2004   Sept. 30, 2005     Sept. 30, 2004
                                                   -------------------------------        -----------------------------
                                                          Unaudited                                 Unaudited

INCOME STATEMENT DATA
Voyage revenues, net                                      $58,081         $15,188        $162,488        $50,713
Voyage expenses                                               789           1,192           6,372          3,936
Timecharter Equivalent Revenue                             57,292          13,996         156,116         46,777

Vessels operating expenses                                 11,496           1,828          23,150          6,672
Depreciation and amortization                              14,560           1,525          29,035          4,972
Management fees                                             1,573             326           3,551            946
General and administrative                                  1,155               0           2,682              0

Operating Income                                           28,508          10,317          97,698         34,187

Interest and finance costs, net                            (5,570)           (446)        (12,238)        (1,193)
Other, net                                                    (84)            (50)           (169)            58

NET INCOME                                                $22,854          $9,821         $85,291        $33,052

Basic and fully diluted earnings per share                  $0.75           $0.64           $3.03          $2.15
Weighted average basic and diluted shares
outstanding                                            30,350,000      15,400,000      28,159,524     15,400,000

The following are DryShips Inc. Condensed Balance Sheets as at September 30, 2005 and September 30, 2004


(Dollars in thousands)                          As at             As at
                                             Sep.30, 2005     Sept. 30, 2004
                                             ------------     --------------
BALANCE SHEET DATA                            Unaudited          Unaudited
Cash and cash equivalents                      $24,958            $4,977
Other current assets                            10,657            50,549
Vessels, net                                   870,934            52,061
Other assets                                     5,222             3,388
                                              -----------        ----------
TOTAL ASSETS                                   911,771           110,975

Current portion of long-term debt
July 1, '05 to June 30, '06)                   111,015             8,146
Other current liabilities                       31,692             3,484
Long-term debt, net of current                 438,419            35,204
portion
Total Liabilities                              581,126            46,834

Total Stockholders' Equity                     330,645            64,141
                                              -----------       ---------
TOTAL LIABILTIES AND STOCKHOLDERS' EQUITY     $911,771          $110,975


Capitalization

Debt to total capitalization (debt and stockholders' equity) at September 30, 2005 was 62.4% and net debt (total debt less cash and cash equivalents) to total capitalization was 59.6%.

Fleet Data

(Dollars in thousands, except per share data and
Average Daily Results - unaudited)                 For the Three Months Ended      For the Nine Months Ended
                                                  Sept. 30, 2005 Sept. 30, 2004   Sept. 30, 2005  Sept. 30, 2004
                                                  ------------------------------  -----------------------------
Average number of vessels(1)                           26.40         6.00          19.70            6.00
Total voyage days for fleet(2)                         2,302          521          5,253           1,092
Total calendar days for fleet(3)                       2,431          546          5,382           1,092
Fleet utilization(4)                                   94.7%        95.4%          97.6%          100.0%
Time charter equivalent:(5)
Capesize                                             $43,077      $39,592        $51,444         $30,019
Panamax                                              $21,620      $24,634        $26,487         $30,019
Handymax                                             $22,650          n/a        $22,768         $30,019
Vessel operating expenses(6)                          $4,729       $3,311         $4,301          $4,436
Management fees                                         $647         $591           $660            $568
General and administrative expenses(7)                  $475           $0           $498              $0
Total vessel operating expenses(8)                    $5,851       $3,902         $5,459          $5,004

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off hire days associated with major repairs, drydockings or special or intermediate surveys.

(3) Calendar days are the total days the vessels were in our possession for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(8) Total vessel operating expenses, or TVOE is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.


DryShips Inc. Fleet

As at September 30, 2005 DryShips Inc.'s fleet consisted of 27 vessels.


During the three month period ended September 30, 2005, the Company operated the following types of vessels:

                                            Capesize   Panamax    Handymax     Total
                                            --------   -------    --------     -----

Average number of vessels during period       4.00       20.40      2.00         26.40
Number of vessels at end of period            4.00       21.00      2.00         27.00
Dwt at end of period                       657,256   1,512,456    94,503     2,264,215
DWT as percentage of total fleet            29.03%      66.80%     4.17%       100.00%
Average age at end of period                  9.50       10.81      7.00         10.33


During the nine month period ended September 30, 2005, the Company operated the following types of vessels:

                                            Capesize   Panamax    Handymax     Total
                                            --------   -------    --------     -----

Average number of vessels during period       2.80       15.38      1.53         19.71
Number of vessels at end of period            4.00       21.00      2.00         27.00
Dwt at end of period                       657,256   1,512,456    94,503     2,264,215
DWT as percentage of total fleet            29.03%      66.80%     4.17%       100.00%
Average age at end of period                  9.50       10.81      7.00         10.33

Fleet Employment

We actively and strategically employ our vessels in the spot charter market (under charters that generally last for periods of 10 days to four months), under period time charters (which can last up to several years) and in drybulk carrier pools.

The following table compares the timecharter equivalent ("TCE") revenue earned by vessels employed in the spot market and employed under period time charters for the three and nine month periods ended September 30, 2005.

                                  3 months ended            9 months ended
                                 September 30, 2005      September 30, 2005
                                 ------------------      ------------------
                             US$ 000's      Percentage   US$ 000's   Percentage
Spot charter revenue          37,335          64.53%      93,645       59.76%
Period charter revenue        20,519          35.47%      63,058       40.24%
Total charter revenue         57,854         100.00%     156,703      100.00%

Timecharter revenue increased during the three and nine month periods ended September 30, 2005 compared to the three and nine month periods ended September 30, 2004 primarily as a result of an increase in the number of vessels from six vessels in 2004 to 27 vessels as at September 30, 2005.

Vessel operating expenses increased to $11.49 million for the three month period ended September 30,2005 and $23.14 million for the nine month period ended September 30, 2005 compared to $1.82 million and $6.67 million for the corresponding periods in 2004. Compared to the three month period and nine month period ended September 30, 2004, depreciation and amortization expense increased by $13.03 million during the three month period and $23.86 million during the nine month period ended September 30, 2005. The increases in depreciation expense in both periods were due to the acquisition of 21 vessels during the period February to August 2005.

Fleet Deployment

The table below describes in detail our fleet development and current employment profile:

                          Built                                           Employment    (mid-range)
                          Year     Deadweight       Type                  Current       Redelivery
                          ----     ----------       ----                  -------        ----------

CAPESIZE
Manasota                   2004       171,061     Capesize                   $46,000        Oct-06
Alameda                    2001       170,662     Capesize            Spot - $22,000
Shibumi                    1984       166,058     Capesize            Spot - $60,000
Netadola                   1993       149,475     Capesize            Spot - $43,000
                                   -----------
Sub-total                             657,256

PANAMAX
Conrad Oldendorff          2002        76,623     Panamax                    $42,000        Dec-06
Coronado                   2000        75,706     Panamax             Spot - $15,250
Waikiki                    1995        75,473     Panamax             Spot - $23,000
Mostoles**                 1981        75,395     Panamax          Baumarine $15,688
Linda Oldendorff           1995        75,100     Panamax                    $43,250        Aug-06
Sonoma**                   2001        74,786     Panamax          Baumarine $18,435
Catalina                   2005        74,432     Panamax             Spot - $21,000
Ocean Crystal              1999        73,688     Panamax             Spot - $23,000
Belmonte                   2004        73,601     Panamax                    $42,000        Jun-06
Toro**                     1995        73,034     Panamax          Baumarine $18,657
Xanadu                     1999        72,270     Panamax                    $35,000        Aug-06
La Jolla                   1997        72,126     Panamax             Spot - $20,500
Lacerta**                  1994        71,862     Panamax          Baumarine $18,082
Panormos**                 1995        71,747     Panamax          Baumarine $18,739
Paragon                    1995        71,259     Panamax                    $30,000        Sep-06
Iguana                     1996        70,349     Panamax             Spot - $13,000
Daytona**                  1989        69,703     Panamax          Baumarine $16,912
Lanikai**                  1988        68,676     Panamax          Baumarine $16,643
Tonga**                    1984        66,798     Panamax          Baumarine $19,609
Flecha**                   1982        65,081     Panamax          Baumarine $15,243
Striggla**                 1982        64,747     Panamax          Baumarine $14,738
                                   -----------
Sub-total                           1,512,456

HANDYMAX
Alona**                    2002        48,640      Handymax        Baumarine $15,734
Matira                     1994        45,863      Handymax           Spot - $21,750
                                   -----------
Sub-total                              94,503

                                   -----------
DRYSHIPS FLEET                      2,264,215
                                   -----------

* Where the Redelivery column is left blank it signifies that the vessel is trading in the spot market. For those vessels where rates are quoted, the Company has calculated the estimated rates under current specific contracted voyages. The Company gives no guarantee that these rates are correct, or that the rates are sustainable beyond the duration of the current voyage. The quoted rates are not indications of future earnings and the Company gives no assurance or guarantee of future rates after the current voyage.

** Indicates vessels that are trading in the Baumarine Pool. Rates quoted refer to the vessels earnings as last reported, usually the previous month's earnings.

Events During the 3-Month Period ended 30 September 2005

Delivery of Conrad Oldendorff

The Company took delivery of "Conrad Oldendorff", the last of the 21 Identified and Additional vessels, on 22 August 2005. The vessel immediately entered into a 14 to 18 month time charter at a daily rate of $42,000 per day.

Drydocking of 5 Vessels

The vessels "Flecha", "Daytona", "Waikiki", "Panormos" and "La Jolla" underwent scheduled periodic drydockings during 3Q05. The Company took advantage of the soft chartering market during the quarter to drydock the vessels and also reposition the spot chartered vessels to the Atlantic from the Far East to take advantage of the seasonal upturn during the 4Q05.


Interest Rate Fixings

During September 2005 the Company hedged its interest rate exposure by fixing 65% of its floating rate debt for a period of 12 months.


Payment of Dividend

On September 19, 2005 the Company announced the payment of the quarterly dividend of $0.20 per share for payment on October 31, 2005 for shareholders of record on September 29, 2005.


About DryShips Inc.

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers that operate worldwide. As of the day of this Release, DryShips owns a fleet of 27 drybulk consisting 4 Capesize, 21 Panamax and 2 Handymax vessels, with a combined deadweight tonnage of approximately 2.3 million. DryShips is the second largest Panamax operator in the world.

DryShips Inc.'s common stock is listed on NASDAQ National Market where it trades under the symbol "DRYS".


Conference Call and Webcast

On Monday, November 14, 2005 at 11:00 am EST, the company's management will host a conference call to discuss the results.

Conference Call details:
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1866 819 7111 (from the US), 0800 953 0329 (from the UK) or +44 1452 542 301 (from outside the US). Please quote "DryShips".

In case of any problem with the above numbers, please dial 1866 869 2352 (from the US), 0800 694 1449 (from the UK) or +44 1452 560 304 (from outside the US). Quote "DryShips".

A telephonic replay of the conference call will be available until Friday, November 18, 2005 by dialling 1866 247 4222 (from the US), 0800 953 1533 (from the UK) or +44 1452 550 000 (from outside the US). Access Code: 2133051#

Slides and audio webcast: There will also be a live -and then archived- webcast of the conference call, through the internet through the DryShips, Inc. website (www.dryships.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.


Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.' operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.



                      Visit our website at www.dryships.com
------------------------------------------------------------------------------

Company Contact:
Christopher J. Thomas
Chief Financial Officer
DryShips Inc.
Tel. 011-30-210-809-0570
E-mail: management@dryships.com


Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 DryShips, Inc.
                                        ---------------------------------
                                                  (Registrant)




Dated:  November 14, 2005                   By /s/ Christopher Thomas
                                            ----------------------------
                                            Christopher Thomas
                                            Chief Financial Officer




23113.0002 #618148